UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Affinion Group Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

008294209

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008294209

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 768,266 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 768,266 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 768,266 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.4% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 83190B 101

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 768,266 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 768,266 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 768,266 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.4% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 008294209

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 768,266 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 768,266 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 768,266 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.4% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 008294209

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 768,266 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 768,266 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 768,266 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.4% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 008294209

1.	Names of Reporting Persons Ares Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 768,266 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 768,266 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 768,266 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.4% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 008294209

1.	Names of Reporting Persons Ares Voting LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 768,266 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 768,266 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 768,266 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.4% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 008294209

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 768,266 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 768,266 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 768,266 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.4% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 008294209

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 768,266 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 768,266 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 768,266 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.4% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer: Affinion Group Holdings, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 6 High Ridge Park Stamford, CT 06905

Item 2.
(a)

Name of Person Filing:
Ares Management LLC (“Ares Management LLC”)

Ares Management Holdings L.P. (“Ares Management Holdings”)

Ares Holdco LLC (“Ares Holdco”)

Ares Holdings Inc. (“Ares Holdings”)

Ares Management Corporation (“Ares Management”)

Ares Voting LLC (“Ares Voting”)

Ares Management GP LLC (“Ares Management GP”)

Ares Partners Holdco LLC (“Ares Partners” and, together with Ares Management LLC, Ares Management Holdings, Ares Holdco, Ares Holdings, Ares Management, Ares Management GP and Ares Voting, the “Reporting Persons”)

	(b)	Address of Principal Business Office or, if none, Residence: For each Reporting Person: 2000 Avenue of the Stars, 12th Floor Los Angeles, CA 90067
	(c)	Citizenship: For each Reporting Person, Delaware
	(d)	Title of Class of Securities: Common Stock, $0.01 par value
	(e)	CUSIP Number: 008294209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)

Amount beneficially owned:

The amounts reported as beneficially owned by the Reporting Persons on this Schedule 13G consists of an aggregate of 744,275 shares of the Issuer’s common stock, $0.01 par value (“Common Stock”), 11,688 shares of the Issuer’s Class C common stock, $0.01 par value (“Class C Common Stock”), and 12,303 shares of the Issuer’s Class D common stock, $0.01 par value (“Class D Common Stock”), with each share of Class C Common Stock and Class D Common Stock convertible into shares of Common Stock at any time, at a ratio of one share of Class C Common Stock or Class D Common Stock for one share of Common Stock, and are held directly by investment vehicles directly or indirectly managed by Ares Management LLC (the “Investment Vehicles”) in the individual amounts noted below:

		Investment Vehicle	Common Stock	Class C Common Stock	Class D Common Stock	Total
		Ares Enhanced Credit Opportunities Fund II, Ltd. (“Ares ECO II”)	66,507	641	675	67,823
		Ares Special Situations Fund III, L.P. (“ASSF III”)	329,498	9,308	9,797	348,603
		Ares Dynamic Credit Allocation Fund, Inc. (“ARDC”)	87,683	—	—	87,683
		ASIP (Holdco) IV S.a.r.l. (“ASIP IV”)	30,207	—	—	30,207
		Future Fund Board of Guardians (“AFF”)	148,397	1,739	1,831	151,967
		Transatlantic Reinsurance Company (“TRC”)	54,590	—	—	54,590
		RSUI Indemnity Company (“RSUI”)	27,393	—	—	27,393
		Total	744,275	11,688	12,303	768,266

Each of the Reporting Persons, as a result of the relationships described below, may be deemed to indirectly beneficially own the shares of Common Stock reported on the cover pages to this Schedule 13G for such Reporting Person.

Ares ECO II is wholly owned by Ares Enhanced Credit Opportunities Master Funds II, Ltd. (“Ares ECO II Master”). Ares Enhanced Credit Opportunities Investment Management II, LLC serves as the investment manager of Ares ECO II Master and is wholly owned by Ares Management LLC.

The manager of ASSF III is ASSF Operating Manager III, LLC (“ASSF Operating Manager III”) and the sole member of ASSF Operating Manager III is Ares Management.

Ares Capital Management II LLC serves as the investment adviser of ARDC and is wholly owned by Ares Management LLC.

Ares Strategic Investment Partners IV is the sole shareholder of ASIP IV. Ares Strategic Investment Partners IV’s issued shares are listed on the Luxembourg Stock Exchange, but wholly owned by a Swedish pension fund. ASIP Operating Manager IV LLC serves as the investment adviser of each of ASIP IV and Ares Strategic Investment Partners IV and is wholly owned by Ares Management LLC.

Ares Enhanced Loan Investment Strategy Advisor IV, L.P. (“Ares Enhanced Loan Investment Strategy Advisor IV”) serves as the investment adviser of AFF. Ares Enhanced Loan Investment Strategy Advisor IV GP, LLC serves as the general partner of Ares Enhanced Loan Investment Strategy Advisor IV and is wholly owned by Ares Management LLC.

Ares ASIP VII Management L.P. (“Ares ASIP VII Management”) serves as the investment adviser of both RSIU and TRC. Ares ASIP VII GP, LLC serves as the general partner of Ares ASIP VII Management, and is wholly owned by Ares Management LLC.

The sole member of Ares Management LLC is Ares Management Holdings and the general partner of Ares Management Holdings is Ares Holdco. The sole member of Ares Holdco is Ares Holdings, whose sole stockholder is Ares Management. Ares Management GP is the sole holder of the Class B common stock, $0.01 par value per share, of Ares Management (“Class B Common Stock”) and Ares Voting is the sole holder of the Class C common stock, $0.01 par value per share, of Ares Management (“Class C Common Stock”). Pursuant to Ares Management’s Certificate of Incorporation, the holders of the Class B Common Stock and the Class C Common Stock, collectively, will generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. The sole member of both Ares Management GP and Ares Voting is Ares Partners.

Ares Partners is managed by a board of managers, which is composed of Michael Arougheti, Ryan Berry, R. Kipp deVeer, David Kaplan, Michael McFerran, Antony Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over decisions by the Board Members. Each of the Investment Vehicles, the Reporting Persons, the other entities identified in this Item 4(a), the Board Members and the other directors, officers, partners, stockholders, members and managers of the Investment Vehicles, the Reporting Persons, and the other entities identified in this Item 4(a) expressly disclaims beneficial ownership of the securities reported on this Schedule 13G, and the filing of this Schedule 13G shall not be deemed an admission that any such person or entity is the beneficial owner of such securities for the purposes of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b)

Percent of class:

The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.  The percentage amount is based on an aggregate of 9,157,071 shares of the Issuer’s Common Stock outstanding as of November 13, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2018.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.
(ii) Shared power to vote or to direct the vote The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.
(iii) Sole power to dispose or to direct the disposition of The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.
(iv) Shared power to dispose or to direct the disposition of The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2019

ARES MANAGEMENT LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.
By: ARES HOLDCO LLC
Its: General Partner

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ARES MANAGEMENT CORPORATION

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ARES VOTING LLC
By: ARES PARTNERS HOLDCO LLC
Its: Sole Member

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory